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                                                                    Exhibit 99.1

       [VIVENDI UNIVERSAL LOGO]


                Regis Turrini Appointed Executive Vice President of Vivendi Universal, in Charge of Divestitures, Mergers and Acquisitions



Paris, January 8, 2003 - Vivendi Universal [NYSE: V; Paris Bourse: EX FP] today announced that Regis Turrini has been appointed Executive Vice President of Vivendi Universal, in charge of divestitures, mergers and acquisitions. He reports to Robert de Metz, Senior Executive Vice President of Vivendi Universal.

Mr. Turrini, 43, is an attorney at the Paris bar, and a graduate of the Paris Institute of Political Sciences and ENA. He began his career as a judge to the court dealing with disputes in the French civil service. He then joined law firms Cleary Gottlieb Steen & Hamilton (1989-1992), followed by Jeantet & Associes (1992-1995), as a business lawyer. In 1995, Mr. Turrini joined the investment bank ARJIL & Associes (Lagardere group) as executive director. He was then appointed managing director and, from 2000, managing partner.


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